Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE	2006 – 02

CELLSTAR REPORTS RESULTS FOR THE FOURTH QUARTER

AND FISCAL YEAR OF 2005

•	Consolidated revenues of $987.3 million in fiscal 2005; $221.0 million in the fourth quarter of 2005
•	Revenues in the Latin American Region up 37% compared to fiscal 2004
•	Record revenues in North America’s regional carrier channel
•	Operating income of $8.7 million in fiscal 2005 in Latin America and $5.5 million in North America
•	Loss from continuing operations of $7.3 million in fiscal 2005 and $0.1 million in the fourth quarter
•	Consolidated net loss of $24.6 million in fiscal 2005 and $3.2 million in the fourth quarter

COPPELL, TEXAS – February 13, 2006 – CellStar Corporation (OTC Pink Sheets: CLST) today reported results for fourth quarter and fiscal 2005.

Fourth Quarter 2005

The Company reported revenues in the fourth quarter of 2005 of $221.0 million, compared to $233.8 million in 2004. Revenues in Latin America declined $27.4 million and were partially offset by an increase of $14.6 million in the U.S. compared to the fourth quarter of 2004. For the quarter ended November 30, 2005, the Company reported a net loss from continuing operations of $0.1 million, or $0.01 per share, compared to a loss of $32.2 million, or $1.58 per share in 2004. The net loss from continuing operations in 2004 included a tax expense of $26.0 million primarily associated with an increase in the valuation allowance for deferred tax assets in the U.S. The Company reported a consolidated net loss of $3.2 million for the fourth quarter of 2005, or $0.16 per share, compared to a net loss of $65.7 million, or $3.22 per share, in 2004. The net losses in 2004 and 2005 included losses from discontinued operations of $33.4 million and $3.1 million, respectively, related primarily to the Company’s operations in the Asia-Pacific Region.

Revenues for the fourth quarter of 2005 in the North American Region were $126.5 million, compared to $112.0 million in 2004. The increase in revenues was primarily due to growth in the regional carrier group, which was partially offset by a decline in revenues in the region’s indirect channel as a result of a major carrier customer’s decision to change its distribution strategy. The North American Region represented 57% of the Company’s total revenues compared to 48% in the

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

fourth quarter of 2004. The Company’s North American Region generated operating income of $4.0 million in the fourth quarter, compared to an operating loss of $2.1 million for the same period of 2004. The increase in operating income was due primarily to lower inventory obsolescence, higher overall gross margins in 2005 and a reduction in selling, general and administrative expenses.

The Company’s operations in the Latin American Region provided $94.4 million of revenues in the fourth quarter of 2005, compared to $121.8 million in 2004. Revenues in Mexico declined to $48.0 million compared to $72.5 million in 2004. Beginning in 2005, companies in Mexico are required to pay taxes on any unsold inventory at the end of the year. Consequently, one of the Company’s largest carrier customers in Mexico purchased less inventory in the fourth quarter than they had historically. Revenues from the Company’s Miami export operations were $43.7 million in the fourth quarter compared to $46.9 million in 2004. Revenues in the Company’s operations in Chile were $2.7 million in the fourth quarter of 2005 compared to $2.5 million in 2004. The Latin American Region represented 43% of the Company’s total revenues in the fourth quarter, compared to 52% in 2004. Operating income in the Company’s Latin American Region was $0.3 million in the fourth quarter of 2005, compared to $2.0 million in 2004. The decline in operating income in the fourth quarter of 2005 was primarily attributable to the Mexico operations. In addition to lower revenues, operating income in the Mexico operations was impacted by over $1.0 million in vendor credits related to 2005 which, due to the timing of the receipt of the credits, the Company will not be able to recognize until the first quarter of 2006.

“Operating income in North America and Latin America improved 56% in fiscal 2005 compared to fiscal 2004, despite the reporting delays and issues in the Asia-Pacific Region in 2005,” said Robert Kaiser, Chairman of the Board and Chief Executive Officer. “Now that we have completed the Asia-Pacific exit, our primary focus for the last several months has been improving results in North America and reducing corporate overhead. We have made significant progress in both areas. We have completed our consolidation plan of the corporate and North American Region offices and expect to realize considerable savings. We sold our corporate headquarters building and realized $1.7 million from the sale. Our vendor credit lines have been restored and this should position us well for 2006.”

Consolidated gross profit increased to $13.7 million in the fourth quarter of 2005 compared to $10.2 million in 2004. Gross profit as a percentage of revenues was 6.2% compared to 4.4% in the fourth quarter of 2004. The increase in gross profit was in the North American Region, partially offset by a decrease in the Latin American Region.

Consolidated selling, general and administrative expenses decreased $3.1 million in the fourth quarter to $12.3 million compared to $15.4 million in 2004. The decrease in expenses was due primarily to a reduction in the Company’s work force and professional fees.

Interest expense in the fourth quarter was $1.1 million compared to $1.0 million in the prior year period. The cost of factoring accounts receivable was $0.5 million compared to $0.2 million in 2004.

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

Fiscal 2005

The Company recorded revenues of $987.3 million in fiscal 2005 compared to $821.5 million in 2004. Revenues in Latin America increased $142.7 million and revenues in the U.S. increased $23.2 million compared to 2004. For fiscal 2005, the Company reported losses from continuing operations of $7.3 million, or $0.35 per share, compared to $37.0 million, or $1.82 per share, in 2004. The net loss from continuing operations in 2004 included a tax expense of $23.0 million primarily associated with an increase in the valuation allowance for deferred tax assets in the U.S. The Company reported a consolidated net loss of $24.6 million, or $1.20 per share, in fiscal 2005, compared to a net loss of $118.1 million, or $5.80 per share, in 2004. The net losses in 2004 and 2005 included losses from discontinued operations of $81.1 million and $17.3 million, respectively, related to the Company’s operations in the Asia-Pacific Region. On September 2, 2005, the Company sold its operations in the People’s Republic of China (the “PRC”) and Hong Kong to Fine Day Holdings Limited, a Company formed by Mr. A.S. Horng, former Chairman and Chief Executive Officer of CellStar Asia Corporation Limited. In November 2005, the Company sold its operations in Taiwan to a former employee of the operations, completing the Company’s exit of the Asia-Pacific Region.

Revenues in the North American Region for fiscal 2005 were $462.6 million compared to $439.4 million in 2004. The increase was due primarily to an increase in the region’s regional carrier business as a result of new handset model promotions and the introduction of new service programs. The region reported record revenues in its regional carrier channel in 2005. Despite attrition due to carrier consolidations, revenues from this channel have almost doubled over the last several years. The region also reported an increase in its insurance replacement business. These increases in revenue were partially offset by a decline in the region’s indirect channel business as a result of a major carrier customer’s decision to change its distribution strategy, and the Company’s decision in January of 2004 to discontinue its business with Cricket Communications and its indirect sales channel. The North American Region represented 47% of the Company’s total revenues compared to 53% for fiscal 2004. The Company’s North American Region generated operating income of $5.5 million in fiscal 2005, compared to $1.5 million in 2004.

Revenues in the Latin American Region increased 37% in fiscal 2005 compared to 2004. The region provided $524.8 million of revenues in fiscal 2005, compared to $382.1 million in 2004. Revenues in the Company’s Miami export operations were the highest reported in the last seven years, $272.4 million compared to $159.9 million in fiscal 2004, a 70% increase. The increase in revenues was primarily due to increased business with a major carrier customer in Colombia and the Company’s expanded relationship with the carrier in support of its technology transition from CDMA to GSM during 2005. The Company believes that the transition to GSM in Colombia is substantially complete and anticipates that revenues from this customer will decline from 2005 levels in future periods. Revenues in Mexico increased 30% to $234.4 million in 2005 from $179.7 million in 2004 primarily due to the Company’s efforts to reposition its operations in Mexico and focus on the largest wireless carrier in the country, Telcel. Revenues from the Company’s Colombia operations were $16.3 million in 2004. During the second quarter of 2004, the Company completed the divestiture of its operations in Colombia to a group that included local management.

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

Revenues in the Company’s operations in Chile declined to $18.0 million in fiscal 2005 compared to $26.2 million in 2004 due to a decrease in spot sales. The Latin American Region represented 53% of the Company’s total revenues compared to 47% in fiscal 2004. Operating income in the Company’s Latin American Region has continued to improve, increasing to $8.7 million in fiscal 2005 compared to $7.6 million in 2004.

Consolidated gross profit in fiscal 2005 increased to $50.0 million from $48.6 million in 2004. Gross profit as a percentage of revenues was 5.1% in fiscal 2005, compared to 5.9% in 2004. Gross profit was up in the North American Region and relatively flat in the Latin American Region. The margin percentage in the Latin American Region, however, was negatively impacted as a large percentage of the revenues in the region were from high volume sales with relatively low margins.

Consolidated selling, general and administrative expenses decreased $7.7 million from $58.6 million in fiscal 2004 to $50.9 million in 2005. The decrease in expenses resulted primarily from a reduction in professional fees associated with compliance with the Sarbanes-Oxley Act of 2002, a reduction in legal fees and an overall decline in payroll and benefits as the Company continues its efforts to adjust its current overhead and bring it more in line with its current business model.

Interest expense in fiscal 2005 increased to $3.8 million compared to $3.4 million in the prior year period primarily due to an increase in the borrowing rate. The cost to factor accounts receivable increased to $2.4 million compared to $0.4 million in 2004. The Company increased its factoring of accounts receivable as a result of vendors tightening the Company’s credit lines and to support the growth in the Latin American Region in 2005. The tightening of credit by the Company’s vendors resulted from the issues in the Company’s Asia-Pacific Region and delayed reporting in 2005.

Consolidated Balance Sheet

Cash and cash equivalents at November 30, 2005, were $10.7 million, compared to $13.2 million at November 30, 2004.

Compared to November 30, 2004, accounts receivable decreased from $116.9 million to $98.4 million at November 30, 2005. The decrease in accounts receivable was largely due to lower revenues in Mexico in the fourth quarter of 2005 compared to 2004. Accounts receivable days sales outstanding (DSO’s) for the year ended November 30, 2005, based on monthly accounts receivable balances, were 36.7, compared to 38.5, for the year ended November 30, 2004.

Inventory decreased to $81.5 million at November 30, 2005, from $87.3 million at November 30, 2004. The decrease in inventory was primarily in the Company’s Latin American operations offset by increases in North America. Inventory turns for the year ended November 30, 2005, based on monthly inventory balances, were 10.8 turns, compared to 8.7 for the year ended November 30, 2004.

Accounts payable decreased to $146.3 million at November 30, 2005, compared to $162.9 million at November 30, 2004, primarily in the Company’s Latin America operations.

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

Liquidity

The Company’s continuing operations generated net cash from operating activities of $4.1 million for the year ended November 30, 2005, compared to a cash usage of $22.5 million for the year ended November 30, 2004. The Asia-Pacific Region generated net cash of $42.8 million from operating activities during 2005 as a result of a reduction in working capital as the revenue base was drastically decreased. The cash was used primarily in the Asia-Pacific Region to pay down notes payable and to fund the operating losses in the region. All debt and corporate guarantees associated with the Asia-Pacific Region have been satisfied.

As of November 30, 2005, the Company had borrowed $30.5 million under its domestic revolving credit facility compared to $35.8 million at November 30, 2004. The Company had additional borrowing availability under the credit facility of $18.2 million at November 30, 2005.

On February 12, 2006, the Company and its primary lender, Wells Fargo Foothill, signed a binding commitment in which the lender has committed to either (i) extend the termination date of the existing revolving credit facility to Sept. 27, 2009, or (ii) provide a new revolving credit facility on the same terms and conditions with the exception of the extension of the maturity date.

At November 30, 2005, the Company had outstanding $12.4 million of 12% Senior Subordinated Notes due in January 2007.

Conference Call Information

CellStar will conduct its year end and fourth quarter 2005 conference call for investors on Tuesday, February 14, 2006, at 10:00 a.m. C.T. The dial in number is 877-381-5128 for domestic calls. Investors will have the opportunity to listen to the conference call via the link on CellStar’s Investor Relations web site, and over the Internet through PR Newswire at http://phx.corporate-ir.net/playerlink.zhtml?c=84941&s=wm&e=1196616. This call will also be directly available from the Bloomberg Professional Service, www.bloomberg.com and over the First Call Network. To listen to the live call, please go to the web site at least 15 minutes early to register, download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay will be available for 30 days after the conclusion of the call through the CellStar Investor Relations web site or through PR Newswire. Replay will also be available one hour after the conclusion of the call until 6:00 p.m. on Tuesday, February 21st by dialing 800-642-1687 (Domestic) and entering the reservation number 4314886.

About CellStar Corporation

CellStar Corporation is a leading provider of logistics and distribution services to the wireless communications industry. CellStar has operations in North America and Latin America, and distributes handsets, related accessories and other wireless products from leading manufacturers to an extensive network of wireless service providers, agents, MVNO’s, insurance/warranty

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

providers and big box retailers. CellStar specializes in completely integrated forward and reverse logistics solutions, repair and refurbishment services, and in some of its markets, provides activation services that generate new subscribers for wireless service providers. For more information, visit www.cellstar.com.

This news release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. A variety of risk factors, including the Company’s ability to implement its business strategies, manage cost-reduction actions, maintain its channels of distribution, continue to secure an adequate supply of competitive products on a timely basis and on commercially reasonable terms, maintain or improve its operating margins, secure adequate financial resources, maintain an adequate system of internal control, comply with debt covenants, and continually turn its inventories and accounts receivable, as well as changes in foreign laws, regulations and tariffs, continued consolidation in the wireless market, new technologies, system implementation or continuation difficulties, competition, handset shortages or overages, terrorist acts or other unforeseen events, economic weakness in the U.S. and other countries in which the Company does business and other risk factors, are discussed in the Company’s Annual Report on Form 10-K . Any one, or a combination of these risk factors could cause CellStar’s actual results to vary materially from anticipated results or other expectations expressed in the Company’s forward-looking statements.

Contact:	Sherrian Gunn
972-462-3530
ir@cellstar.com

3 Tables Attached

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601 S. Royal Lane • Coppell, Texas • 75019 • 972/ 462-2700 • 800/ 723-9070

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three months ended November 30,		Year ended November 30,
	2005	2004	2005	2004
Revenues	$220,963	233,844	$987,334	821,481
Cost of sales	207,234	223,656	937,331	772,884

Gross profit	13,729	10,188	50,003	48,597

Selling, general and administrative expenses	12,310	15,350	50,907	58,595

Operating income (loss)	1,419	(5,162)	(904)	(9,998)

Other income (expense):
Interest expense	(1,116)	(955)	(3,794)	(3,441)
Loss on sale of accounts receivable	(520)	(178)	(2,413)	(376)
Loss on divestiture of Colombia	—	—	—	(120)
Other, net	954	86	684	137

Total other income (expense)	(682)	(1,047)	(5,523)	(3,800)

Income (loss) from continuing operations before income taxes	737	(6,209)	(6,427)	(13,798)

Provision for income taxes	845	26,037	845	23,181

Loss from continuing operations	(108)	(32,246)	(7,272)	(36,979)

Discontinued operations	(3,131)	(33,424)	(17,311)	(81,138)

Net loss	$(3,239)	(65,670)	$(24,583)	(118,117)

Net loss per share:

Basic and diluted:

Loss from continuing operations	$(0.01)	(1.58)	$(0.35)	(1.82)
Discontinued operations	(0.15)	(1.64)	(0.85)	(3.98)

Net loss per share	$(0.16)	(3.22)	$(1.20)	(5.80)

Weighted average number of shares:

Basic and diluted	20,562	20,368	20,463	20,363

CELLSTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	November 30, 2005	November 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$10,744	13,179
Accounts receivable, net	98,356	116,947
Inventories	81,547	87,253
Deferred income taxes	792	10,361
Prepaid expenses	1,834	7,900
Assets of discontinued operations – Asia-Pacific operations	—	98,943
Assets held for sale – Building	1,516	1,592

Total current assets	194,789	336,175

Property and equipment, net	3,689	5,714
Deferred income taxes	6,655	9,568
Goodwill	3,392	—
Other assets	5,334	1,779

Total assets	$213,859	353,236

LIABILITIES
Current liabilities:
Notes payable	$30,462	35,777
Accounts payable	146,292	162,850
Accrued expenses	14,025	18,985
Deferred income taxes	—	12,482
12% Senior subordinated notes	—	12,374
Liabilities of discontinued operations – Asia-Pacific operations	—	76,895

Total current liabilities	190,779	319,363

12% Senior subordinated notes	12,374	—
Other long-term liabilities	615	—

Total liabilities	203,768	319,363

STOCKHOLDERS' EQUITY
Common stock	208	204
Additional paid-in capital	124,204	123,489
Unearned compensation	(650)	—
Cumulative translation adjustment	(7,673)	(8,405)
Retained deficit	(105,998)	(81,415)

Total stockholders' equity	10,091	33,873

Total liabilities and stockholders' equity	$213,859	353,236

CELLSTAR CORPORATION AND SUBSIDIARIES

Revenues By Region

(Unaudited)

(In thousands)

	Three months ended
	November 30, 2005	Percent of Total	November 30, 2004	Percent of Total

North America	$126,546	57%	111,995	48%

Latin America	94,417	43%	121,849	52%

Total	$220,963	100%	$233,844	100%

	Year ended
	November 30, 2005	Percent of Total	November 30, 2004	Percent of Total

North America	$462,581	47%	439,407	53%

Latin America	524,753	53%	382,074	47%

Total	$987,334	100%	$821,481	100%